UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 19

Essendant Inc.

(Name of Subject Company (Issuer))

Egg Merger Sub Inc.

Egg Parent Inc.

Staples, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.10 par value

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Cristina Gonzalez

Chief Legal Officer

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1845

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$497,938,675.20	$61,993.37

(1)

Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 37,644,198 shares of voting common stock, par value $0.10 per share, at an offer price of $12.80 per share. The transaction value also includes (i) 474,738 shares issuable pursuant to outstanding Company restricted stock units, multiplied by the offer price of $12.80 per share, (ii) 156,250 shares issuable pursuant to Company performance units, multiplied by the offer price of $12.80 per share, and (iii) 626,273 shares issuable pursuant to outstanding Company performance stock units assuming satisfaction of any performance-based vesting criteria at target levels, multiplied by the offer price of $12.80 per share. 113,228 shares issuable pursuant to outstanding stock option grants have been excluded from the calculation because the weighted average exercise price of those options exceeds the offer price of $12.80 per share. The calculation of the filing fee is based on information provided by Essendant Inc. as of the close of business on September 5, 2018.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $61,993.37	Filing Party: Staples, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: September 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) initially filed with the Securities and Exchange Commission on September 24, 2018 by (i) Egg Parent Inc., a Delaware corporation (“Parent”), (ii) Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and (iii) Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser (“Staples”), relating to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Essendant Inc., a Delaware corporation (the “Company”), at a price of $12.80 per Share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and conditions set forth in the Offer to Purchase, dated September 24, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Schedule TO

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs thereto:

“On January 10, 2019, Staples and the Company announced an extension of the Expiration Time of the Offer to 6:00 p.m., New York City time, on January 16, 2019, unless the Offer is further extended in accordance with the Merger Agreement. The Offer was previously scheduled to expire at 6:00 p.m., New York City time, on January 9, 2019.

The Depositary has indicated that, as of 6:00 p.m., New York City time, on January 9, 2019, 22,640,097 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (excluding 1,239,627 Shares tendered pursuant to guaranteed delivery procedures), which represent, together with the 4,203,631 Shares already owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), approximately 71.3% of the outstanding Shares.

The full text of the joint press release issued by Staples and the Company announcing the extension of the Offer is attached as Exhibit (a)(5)(U) to this Schedule TO and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(U)	Joint Press Release issued by Staples, Inc. and the Company on January 10, 2019.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “6:00 p.m., New York City time, on January 9, 2019” in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are amended and replaced with “6:00 p.m., New York City time, on January 16, 2019.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EGG MERGER SUB INC.

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Director
Date:	January 10, 2019

EGG PARENT INC.

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Director
Date:	January 10, 2019

STAPLES, INC.

By:	/s/ John A. Lederer
Name:	John A. Lederer
Title:	Executive Chairman
Date:	January 10, 2019

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 24, 2018.*

(a)(5)(A)	Joint Press Release issued by the Company and Staples, Inc. on September 14, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 17, 2018).

(a)(5)(B)	Joint Press Release issued by Staples, Inc. and the Company on September 24, 2018.*

(a)(5)(C)	Form of Letter sent to Essendant Inc. Customers, dated September 25, 2018 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on September 25, 2018).

(a)(5)(D)	Class Action Complaint for Violations of the Securities Exchange Act of 1934, dated September 27, 2018 (Joseph Pietras v. Essendant Inc., et al., Case No.1:18-cv-01506-UNA) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on September 28, 2018).

(a)(5)(E)	Form of Letter sent to Essendant Inc. Customers, dated October 2, 2018 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on October 2, 2018).

(a)(5)(F)	Class Action Complaint filed on October 2,2018 (Patrick Plumley v. Essendant Inc., et al., Case No.1:18-cv-01521-UNA) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on October 3, 2018).

(a)(5)(G)	Class Action Complaint filed on October 5, 2018 (Long Nguyen v. Essendant Inc., et al., Case No. 1:18-cv-01546-UNA) (incorporated by reference to Exhibit (a)(5)(N) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on October 9, 2018).

(a)(5)(H)	Complaint filed on October 10, 2018 (Genuine Parts Company v. Essendant Inc., Case No. 2018-0730-JRS) (incorporated by reference to Exhibit (a)(5)(O) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on October 11, 2018).

(a)(5)(I)	Complaint filed on October 15, 2018 (Michael J Sultan v. Essendant Inc., et al., Case No. 1:18-cv-01582-UNA) (incorporated by reference to Exhibit (a)(5)(P) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on October 16, 2018).

(a)(5)(J)	Joint Press Release issued by Staples Inc. and the Company on October 23, 2018.*

(a)(5)(K)	Complaint filed on October 31, 2018 (Joseph Pietras v. Richard D. Phillips, et al., Case No. 2018-0789) (incorporated by reference to Exhibit (a)(5)(T) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on November 1, 2018).

(a)(5)(L)	Joint Press Release issued by Staples, Inc. and the Company on November 6, 2018.*

(a)(5)(M)	Joint Press Release issued by Staples, Inc. and the Company on November 13, 2018.*

(a)(5)(N)	Joint Press Release issued by Staples, Inc. and the Company on November 20, 2018.*

(a)(5)(O)	Joint Press Release issued by Staples, Inc. and the Company on November 30, 2018.*

(a)(5)(P)	Joint Press Release issued by Staples, Inc. and the Company on December 5, 2018.*

(a)(5)(Q)	Joint Press Release issued by Staples, Inc. and the Company on December 12, 2018.*

(a)(5)(R)	Joint Press Release issued by Staples, Inc. and the Company on December 19, 2018.*

(a)(5)(S)	Joint Press Release issued by Staples, Inc. and the Company on December 27, 2018.*

(a)(5)(T)	Joint Press Release issued by Staples, Inc. and the Company on January 3, 2019.*

(a)(5)(U)	Joint Press Release issued by Staples, Inc. and the Company on January 10, 2019.

(b)(1)	Debt Commitment Letter, dated September 14, 2018, from Wells Fargo, National Association to Egg Parent Inc. and Egg Merger Sub Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc. and Egg Merger Sub Inc. and Staples, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 17, 2018).

(d)(2)	Confidentiality Agreement, dated August 3, 2018, between Essendant Inc. and Staples, Inc.*

(g)	None.

(h)	None.

*	Previously filed.